FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February June 2016

ABBEY NATIONAL TREASURY SERVICES PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . .. . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

June 28, 2016 03:10 UTC

Abbey National Treasury Services plc to File Form 15F to Terminate Its U.S. Reporting Obligations under the Securities Exchange Act of 1934

LONDON--(BUSINESS WIRE)-- Abbey National Treasury Services plc (“ANTS”) announces today its decision to file a Form 15F with the United States Securities and Exchange Commission (the “SEC”) with the intention of terminating its reporting obligations under Section 13(a) or Section 15(d), or both, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The decision to terminate its reporting obligations under the Exchange Act is made in connection with the assumption by Santander UK plc (the parent company of ANTS) (“Santander UK”) of ANTS’ obligations under the senior debt securities issued pursuant to Santander UK’s and ANTS’ automatic shelf registration statement filed with the SEC on August 9, 2013 (the “Senior Debt Securities”). The Senior Debt Securities were issued by ANTS and guaranteed by Santander UK pursuant to an indenture dated as of April 27, 2011, as amended and supplemented from time to time, entered into by and among ANTS as issuer, Santander UK as guarantor and The Bank of New York Mellon as trustee (the “Senior Debt Securities Indenture”). Effective June 1, 2016, Santander UK is substituted for, and bound by every obligation of, ANTS under the Senior Debt Securities Indenture and under the Senior Debt Securities, and ANTS is released from its liabilities under the Senior Debt Securities Indenture and under the Senior Debt Securities and is no longer a party to the Senior Debt Securities Indenture or an obligor under the Senior Debt Securities (the “Substitution”). As a result of the Substitution, the Senior Debt Securities are the sole liability of Santander UK.

ANTS expects that the termination of its duty to file reports will become effective 90 days after the filing of Form 15F with the SEC. However, as a result of this filing, ANTS’ reporting obligations with the SEC, including its obligations to file annual reports on Form 20-F and reports on Form 6-K, will immediately be suspended.

This news release includes forward-looking statements. These statements relate to ANTS’ expectations, beliefs, intentions or strategies regarding future events, including ANTS’ intention to terminate its reporting obligations under the Exchange Act. Words like “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “will,” and other similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. The forward-looking statements reflect ANTS’ views and assumptions with respect to future events as of the date of this news release and are subject to a variety of unpredictable risks, uncertainties and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements. The information in this news release, including any forward-looking statements, speak only as of the date on which they are made, and ANTS does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Contacts

Santander UK
Jo Wainwright
Joanne.Wainwright@santanderGCB.com
0207 756 4723

Source: Abbey National Treasury

View this news release online at:
http://www.businesswire.com/news/home/20160628000000/en

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL TREASURY SERVICES PLC

Dated: June 28, 2016	By / s / Joanne Wainwright
(Authorized Signatory)